SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          GK INTELLIGENT SYSTEMS, INC.
           (Name of Small Business Issuer as Specified in Its Charter)

                 DELAWARE                          84-1079784
       (State or Other Jurisdiction               (IRS Employer
             of Incorporation                    Identification
              or Organization)                       Number)

                  2345 BERING DRIVE, #321, HOUSTON, TEXAS 77057
          (Address of Principal Executive Offices, including Zip Code)

                                 (713) 669-1361
                (Issuer's Telephone Number, including Area Code)

           Securities to be registered under Section 12(b) of the Act:

             Title of Each Class               Name of Each Exchange on Which
             to be so Registered               Each Class is to be Registered
             -------------------               ------------------------------
                  None                                       None

        Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)
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                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

          GK Intelligent Systems, Inc., a Delaware corporation ("Company"), is a developer and marketer of "intelligent" network performance support via the Internet and other intranet transmission modalities using a service bureau model. The specific nature of the intelligent performance support varies based on the market being addressed. The core of the Company's system is its advanced SMART PERFORM service driven by CARNOT network technology. CARNOT is the product of a five-year research and development effort completed by Microelectronics Computer Corporation ("MCC"). MCC is a consortium of nearly 80 corporations, public and non-profit agencies and universities. CARNOT is a suite of technologies which offer the capability to perform conceptual searches of heterogeneous information on disparate computer systems, data mining, conceptual searches, network security, and intelligent performance support through the use of intelligent network "agents". The agents are highly sophisticated and capable of representing the needs, interests and work requirements of the user. In the financial services market, for example, CARNOT is being applied to the specific needs and interests of stock brokers. With CARNOT'S intelligent agents driving the Company's' SMART PERFORM for the financial sector, stock brokers will receive "expert" assistance in performing their jobs. With SMART PERFORM'S intelligent agents working in the background, brokers will receive advanced guidance in making buy-sell decisions and tracking investments. A second key technology developed and marketed by the Company is SMART ONESM. SMART ONE is an advanced technology developed for the Company by AT&T which is capable of real-time adaptation and customization of training to the individual. With an artificial intelligence ("AI") based engine, the program can provide instruction that is tailored to the needs of the individual and can guide the user to the most appropriate next step. The Company's intelligent training support is based on its SMART ONE trainer, a prototype template developed in conjunction with AT&T Global Information Solutions Company ("AT&T GIS"). The SMART ONE trainer provides individualized skill-oriented instruction, which will permit government agencies and corporations to provide more effective, timely and efficient training of employees with respect to applicable work procedures through the use of interactive multimedia computer software. The Company is presently developing several applications based on the SMART ONE prototype, including IBM VRPG, a product associated with a co-venture agreement with IBM.

          The Company was incorporated in Delaware on February 26, 1988 under the name Technicraft Financial, Ltd. In October 1991, its name was changed to LBM-US, Inc. ("LBM-US"). In July 1994, LBM-US, a public company with no significant assets, acquired all of the assets of GK Intelligent Systems, Inc., a Texas corporation ("GK-Texas"), in exchange for 6,375,000 shares of common stock of LBM-US. In August 1994, LBM-US changed its name to GK Intelligent Systems, Inc. GK-Texas was formed in February 1994 to produce and market multimedia computer-based skill-oriented training and performance support systems. In September 1994, I-NET Intelligent Systems, Inc., a Delaware corporation ("I-NET(Delaware)"), contracted with AT&T to develop the SMART ONE training program template. In February 1994, the intellectual property and all rights and obligations under the industrial design services agreement were assigned from I-NET(Delaware) to GK-Texas. In August 1995, the stockholders of the Company amended and restated its Certificate of Incorporation in its entirety. The Company's principal place of business is located at 2345 Bering Drive, Suite 321, Houston, Texas 77057 and its telephone number is (713) 977-3338.

TECHNOLOGY AGREEMENTS

    INDUSTRIAL DESIGN SERVICES AGREEMENT

        In September 1993, I-NET(Delaware) entered into an industrial design services agreement with AT&T for the development of a working prototype computer-based training system to address skills training for the operation of combustible gas indicators. This prototype combined features of the Company's proprietary SMART ONE program with tools developed by AT&T to provide a functional adaptive dynamic user interface capable of capturing and recording the current performance level of the user, evaluating that performance against an expert user model, and adjusting the instructional session accordingly. This prototype was demonstrated at the AT&T Human Interface Technology Center in Atlanta, Georgia in February 1995 and has not yet been developed into a commercially available or viable product. However, the Company is currently developing a second version of this software.

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    IBM AGREEMENT

        In July 1995, the Company entered into an agreement with IBM to develop a computer-based training program with respect to IBM's AS400 mini-computer. This training program is based on the Company's SMART ONE architecture. The Company combined its SMART ONE technology with existing IBM course materials and technology to create a multimedia-enabled computer-based training program that provides a tailored tutorial for development of client/server applications using the AS400. IBM will publicize the availability of the program and the Company will be responsible for providing maintenance on the finished project and for processing orders. After the program generates revenues of $400,000, the Company will make monthly payments to IBM equal to 35% of the monthly gross revenues received by the Company. While the term of the agreement expired in June 1996, both parties are continuing to proceed under the terms of the agreement, and the Company's strategy is to renew the agreement, although there can be no assurance of this occurrence.

     MCC AGREEMENT

        The Company has entered into an agreement with MCC to obtain certain existing and future MCC technology and consulting services in exchange for preferred stock in the Company. See "Description of Securities -- Preferred Stock." Through its relationship with MCC, the Company hopes to gain access to technology which will serve as the foundation for its future SMART SUPPORT SYSTEM. An Example of MCC technology which may be available to the Company is INFOSLEUTH. There can be no assurance that the Company will obtain the rights to INFOSLEUTH. CARNOT is a system for integrating information located in heterogeneous, distributed database systems throughout an enterprise or multiple enterprises. INFOSLEUTH focuses on the challenges of locating, evaluating, retrieving and merging information in environments such as the Internet, where new information and new sources of information are constantly being added.

INDUSTRY BACKGROUND

    INTELLIGENT NETWORK AGENTS

        Intelligent network agents (INA's) provide communication and support services enabling efficient navigation, retrieval, and integration of information contained in distributed databases on networks such as the Internet. These agents incorporate the use of software sub-routines that operate in the background of a system and perform actions on behalf`of the user. Agents can be designed to perform autonomous context-sensitive database searches, integrating the data and returning only usable information.

         Intelligent agent technology will dramatically increase the effectiveness and efficiency of businesses. With instant access to the internal information used to manage the business, employees will be able to make optimal decisions based on a clear knowledge of the present state of the business. With instant access to external information sources on industry trends, competitors, and foreign and domestic markets, employees will be able to evaluate their decisions in the context of the broader marketplace.

    TRAINING AND EDUCATION

        The market for training and education is undergoing a revolutionary change as new technologies are reshaping the way people learn. The traditional concept of a classroom setting with one teacher lecturing to a group of students is gradually being replaced or supplemented, in many instances, with interactive multimedia tools such as video terminals and computers which can provide each student with more individualized instruction.

        Computer-based multimedia training is becoming more popular as the benefits become more defined. Companies are beginning to find that the savings of training staff on-site using advanced technologies are considerable. Even though the costs to produce a multimedia training program are significant, they compare favorably to the travel, lost work time and expenses associated with most training programs.

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        Government initiatives and legislation passed over the last few years are also increasing the demand for additional cost-effective training systems. Specifically, the Pipeline Safety Act of 1991, which outlines safety concerns and training requirements for the operation of pipelines transporting gas and hazardous liquids, could have a very dramatic impact on government and industry training needs. Government workers and pipeline company employees will need to be trained under new government standards. Other legislation regarding the handling and transportation of hazardous materials and worker safety has also created a large demand for more comprehensive training. Clearly, the market for technology-based training is large and is continuing to expand. The Company believes that with its SMART ONE training technology, it is well-positioned to take advantage of this market opportunity.

BUSINESS STRATEGY

        The Company's business strategy is to economically integrate information, enhance its value to the market place by adding intelligent capabilities, and make it available at any time and place. To implement its business plan, the Company is in the process of establishing a national SMART SUPPORT virtual network. The network will serve as a distribution mechanism for a national service bureau providing corporate clients with intelligent performance support. The two principal forms of intelligent performance support will be the Company's SMART PERFORM service (using intelligent agent technology) and SMART ONE training.

        In the field of intelligent network agent (INA) technology, the Company is involved in the application and marketing of CARNOT and INFOSLEUTH intelligent agent technology acquired by license from MCC. The Company's business strategy is to apply and exploit CARNOT/INFOSLEUTH technology to drive its SMART SUPPORT NETWORK. The Company will also provide turnkey application development and implementation services to clients desiring to incorporate INA technology in their existing line of business applications. In addition, the Company will provide CARNOT/INFOSLEUTH services to clients through a service bureau. The Company is currently negotiating value-added reseller ("VAR") agreements with Cabletron Systems, Inc. to utilize its SPECTRUM software and with BMC Software, Inc. to utilize its PATROL software, both with a CARNOT derived overlay, to provide solutions to network management problems common to most corporate intranets as well as network performance optimization and network security.

        In the training and education marketplace, the Company is involved in the design, development and production of computer-based, multimedia educational training and occupation-related performance support software. The software uses the latest advances in adaptive dynamic interface technology and artificial intelligence. The Company has identified specific market segments within select industries and governmental agencies which it believes have an immediate need for the rapid development and implementation of' personnel training programs.

        The Company's business strategy is to create coalitions among various government agencies, industry leaders and trade associations within each market segment which would be responsible for determining training priorities, setting training parameters and determining employee training program content. The Company's strategy is to manage each such coalition and to provide the coalitions with an individualized computer-based multimedia training and occupation-related support platform specifically tailored to their respective needs.

PRODUCTS

    TECHNOLOGY BASE

        The Company's products incorporate several important software technologies such as artificial intelligence, intelligent semantic agents, conceptual querying, adaptive dynamic interfaces, intelligent tutoring, object-oriented programming, active and visible graphical interfaces and databases.

        There are two primary components of the Company's SMART SUPPORT SYSTEM:

        o The SMART PERFORM performance support system driven by MCC's advanced CARNOT intelligent agent technology, and

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        o      THE SMART ONE skillbuilding software (training modules).

These components are described in more detail below.

    SMART PERFORM

        The SMART PERFORM service is a virtually-networked intelligent performance support environment. Advancements in networking, multimedia and expert knowledge programming are combined to provide a new level of individualized intelligent assistance. Integration of the SMART PERFORM component into the Company's product inventory will occur in the near future. The specific nature of the intelligent assistance will be dictated by the market to be addressed. For example, the Company is currently developing a SMART PERFORM network performance support service bureau to identify and provide solutions to existing network problems as well as provide network performance optimization and network security for corporate intranets.

    CARNOT TECHNOLOGY AND SMART PERFORM

        The advanced CARNOT technology recently acquired from MCC makes SMART PERFORM possible. CARNOT technology is the result of a research project started by MCC in 1990 and completed in 1995.

        CARNOT is essentially a "suite" of computer programs. CARNOT has been designed with the complexity of today's computer systems in mind. Today's complex computer systems are comprised of different types of hardware and software, many of which are extremely sophisticated, but are unable to communicate with each other. This means that accessing and sharing information across different systems is often impossible. In addition, the amount of information stored and accessed on computer systems is increasing at virtually immeasurable rates and is expressed and stored in different ways. These factors have created an interesting problem for those intent on creating a single "information superhighway".

        How does one find and retrieve information when and where it is needed, and in a form that is desirable? How can one determine what is actually available to be known and used? What is involved in integrating, structuring and managing complex information systems? CARNOT was developed as a solution to these problems and to others. With the CARNOT technology, it is possible for a person to seek and obtain specific information in a specific form, such as text, video, or graphics. The information may be located on different computers in different places around the world. The context in which the information is sought may be that of a business presentation to be made, a training program to be developed, or a marketing plan to be written. CARNOT effectively eliminates problems related to differences in data format and accessibility. With CARNOT, the information is accessed, retrieved, and returned to the user in a form compatible with the user's system.

        This is all accomplished with advanced computing technologies such as "semantic agents." In the computing world, agents are software which has been designed to perform sophisticated duties often bordering on the "thinking" capability of humans. Agents in CARNOT, for example, are assigned specific responsibilities such as accessing and retrieving information, or searching for trends and similarities among different forms of information. These activities may be triggered by a user's request, or they may occur without solicitation, although ultimately serving to benefit the user's needs.

        With these capabilities at its disposal, CARNOT can be called upon to integrate and traverse the Internet as well as other corporate networks, including its areas of large, complex computer systems, or enterprises. CARNOT agents can gather, assimilate, and retrieve information in a wide range of applications. It is currently being used by the National Security Agency, the Pentagon, Eastman Chemicals, and NCR Corporation, who were among the original participants in the MCC project.

    "SMART SEARCH" (CARNOT) INTELLIGENT SEARCH ENGINE

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        While trying to access and retrieve information, information seekers are faced with the challenge of being presented with too much information of nominal value. Solving this problem, a derivation of the CARNOT technology, called SMART SEARCH can be used by information providers to "advertise" the availability of revenue generating information. In addition, clients can "discover" the availability of useful information and then "fuse" the information from many sources. These capabilities are performed autonomously on behalf of the user.

        SMART SEARCH is essentially an intelligent search engine which will represent the next generation of Internet World Wide Web search engines capable of addressing the needs of moderately skilled and relatively inexperienced users. Often, these users may need easy solutions involving complex queries against dynamic, heterogeneous and remote information sources. This will significantly increase the availability of users who can effectively exploit valuable information sources while making business decisions.

    SMART ONE TRAINER

        The Company's SMART SUPPORT SYSTEM applications will be designed to provide individual users with interactive training and skills support for a wide variety of products and services. The core of the system is the proprietary SMART ONE program which can be adapted to a wide variety of training applications. The first SMART ONE training program, developed for the Company by AT&T, is a PC-based template which guides the user through a series of lessons on the proper operation of a specific piece of equipment or machinery. For instance, a gas inspector can be taught to operate a gas meter through a series of on-screen instructional videos, graphics and tests. The program will teach the individual everything from how to turn the machine on to how to analyze a meter reading. Using a touch screen, mouse, joystick or keyboard, the student can interact with the training session and actually attempt to perform skills immediately following a tutorial. With the AI algorithms built into the programming, the SMART ONE training system can quickly determine how proficient the user is and then skip unnecessary training programs or suggest additional training which is already embedded in the system. Because of the program's ability to assess the individual's skills, this system can be used by experts who simply need to refresh their knowledge of certain skills, or learn new ones, but do not need to go through the cumbersome process of relearning skills that they are already proficient in, as well as by novices.

        The SMART ONE trainer delivers a solution that provides skills development training in addition to the dissemination of knowledge. The system delivers multimedia-based training that selectively and uniquely adjusts to the needs of each individual being trained. Utilizing the latest technology, a multimedia enabled computer emerges as a highly personal and sophisticated "learning assistant." The training process includes both an initial assessment as well as a skill-building phase. In the assessment phase, the computer assesses the unique knowledge and skill level (I.E., strength and deficiencies) of the individual. Based on this assessment, the computer formulates a totally unique and personalized learning experience for the individual on a real-time basis. Strengths are acknowledged and rewarded. Skill and knowledge deficiencies are resolved "on-the-fly," with the computer-based intelligent tutoring system tailoring the experience as the individual proceeds. All of the individual's decisions and actions are recorded so that a complete picture of the person's skills and knowledge can be demonstrated.

        The SMART ONE training software has its development based on an end-user focused design process whereby training tasks are studied to determine how the individual learns, thinks, and performs a required task. From this evaluation, course content descriptions are generated to guide the software development process.

        The training software is capable of tailoring the training modules to what each student knows, and is capable of tailoring the module to the way each student likes to learn. The software is able to compare the student's performance to "expert" performance and adapts itself accordingly. It also recognizes the student's approach to learning and, when in doubt, asks for the student's preferences. The software then uses this information so that all users can learn at their own pace and in their own style.

        The SMART ONE training software provides the right amount of support at the right time by monitoring user performance, user interaction history and current task constraints. It is able to modify the level of support accordingly, giving the less skilled user prompts and menus that are not provided to the more experienced user. This training software

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technology is combined with superior multimedia interfaces to make training and performance support more useful, effective, timely and fun. The user learns actively by making choices, and the system responds with a full and varied array of graphics, animation, video, sound effects and touch interaction that reinforces correct performance and remedies incorrect performance.

        The SMART ONE training program has been designed as a series of training modules. Each module consists of approximately five multimedia skill building lessons which can run for as long as 30 minutes each. In general, a complete training course will consist of approximately 20 training modules. Since each individual to be trained has a different level of proficiency, the amount of time spent on each skill can vary from as little as two or three minutes for the system to quickly verify the proficiency of an expert to as many as 30 minutes to train someone who has no knowledge of a particularly difficult skill. Hence, an individual who is new to a skill could spend as many as 50 hours in training while an expert may only need a few hours to receive complete recertification training. The economics of this are particularly important to companies and government organizations which spend millions of dollars annually to send their staff to training programs or to recertify technical people on certain skills. These off-site programs also may include a significant amount of redundant materials and will result in the loss of productivity while the individual is away from the job.

        The SMART SUPPORT SYSTEM has also been designed with the flexibility to be used on the job to help support certain technical skills and to serve as an expert resource. A technician working with a gas company, for instance, could use the system to help him locate a certain valve in a housing complex and then show him the proper technique and tools necessary to close or open the valve. Unlike a standard training system, this flexibility makes the SMART SUPPORT SYSTEM significantly more useful and cost effective because it can be used both in the classroom setting as well as in the field. The system has also been designed to work on a variety of computer platforms. The platform can range from a simple stand-alone 386 or 486 PC-based CD-ROM multimedia workstation to a local or wide-area network (LAN or WAN) delivery configuration. Initially, the Company will out-source the production and incorporation of visual and audio media, while Company personnel will configure the system and incorporate the AI algorithms.

SALES AND MARKETING

    INTELLIGENT NETWORK AGENTS

      The rapid growth of information sources in both corporate networks and the Internet and the increased difficulty in finding and making effective use of that information has created a significant market opportunity. The Company believes that SMART PERFORM applications that incorporate CARNOT/INFOSLEUTH INA technology can take a leadership position.

      With CARNOT/INFOSLEUTH, if you have information to share with others, it's agents will help you to describe the information so it can be found. If you want to find information, CARNOT/INFOSLEUTH agents will cooperate with each other to find the information and bring it to you. CARNOT/INFOSLEUTH agents can be dispatched to continuously filter information, monitor activity, and represent the client in the network. The more sophisticated, or "smart" these agents are, the more value they provide and thus can command significant revenue.

      The Company intends to market the use OF CARNOT/INFOSLEUTH technology to information rich/dependent organizations in financial services, high technology suppliers, network providers, information resellers, and the government.

    TRAINING AND EDUCATION

      The demand for more cost effective and efficient educational training systems that use advanced technologies has created a market niche that many software and computer companies are trying to capitalize on. The Company believes that its SMART ONE trainer will be well-positioned to be a leading product in this market.

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      As the Company's core interactive training technology, SMART ONE has been designed to be adapted to a wide variety of educational applications and can potentially be delivered to a large population base. Since the system can be used both in the classroom as well as in the field to support certain technical skills, the extra utility makes it easier for companies to justify the costs related to implementing SMART ONE training. Initially, the Company will focus on the first template that it has developed in conjunction with AT&T GIS and will be marketing its systems in the financial services, medical, manufacturing and government markets.

      These markets, which are driven by regulatory pressures from agencies such as the Securities and Exchange Commission, Department of Transportation, Environmental Protection Agency and the Occupational Safety and Health Administration, should provide the Company with one of the best opportunities to introduce its products. It particularly applies to government employees who are involved in inspection and quality control and need to be trained in the proper operation of certain equipment and systems. Presentations have been made to key decision makers in Washington affiliated with the Pentagon, Department of Transportation, and General Services Administration.

      In the technology manufacturing marketplace, the Company is now introducing its first SMART ONE trainer product via a co-venture with IBM. The pilot project is called IBM Visual Report Program Generator. The VRPG SMART ONE training product is a derivation of the AT&T SMART ONE prototype based on IBM specifications and priorities. It is targeted at application development programmers who work on AS/400 minicomputers purchased from IBM.

      An important component to the Company's growth strategy is maintaining control of the programming content. Companies or organizations interested in developing a specific training course will contract with the Company to develop the program and then license the use of the software to train employees. This strategy has been adopted to assure that certain quality standards are maintained for all SMART ONE products, to foster a steady and growing revenue stream from each customer, as well as to assist the company in expanding its library of training programs and market opportunities.

PRODUCT RESEARCH AND DEVELOPMENT

        To date, substantially all of the Company's research and development has been done by MCC, AT&T GIS and in-house. The Company expects that most of its products will continue to be developed either internally or jointly with MCC and strategic corporations such as BMC Software, Inc., Cabletron Systems, Inc., and MFS Datanet, Inc., although it may on occasion acquire ownership of, or rights to market, existing programs. To date, the Company's research and development costs have been approximately $1.2 million.

        The Company intends to shift the physical location of it's research and development to Houston, Texas from Atlanta, Georgia beginning in December, 1996. Additional research and development support will come through the Company's membership in MCC in Austin. The Company is also building its own internal research and development capability to assure future continuity. Finally, a limited amount of product and marketing research and development is in process with the fulfillment of the IBM co-venture agreement.

        In April, 1995 the Company became a Small Business Affiliate of MCC. MCC, one of the nation's leading technology development and commercialization organizations, is a consortium of nearly 80 corporations, public and nonprofit agencies, and universities. Through shared elements of a technical vision in information technologies, these organizations are cooperating to gain competitive business advantage. To further augment it's research and development capability, the Company has exchanged approximately $5.3 million in preferred securities in return for existing MCC technology. With this agreement, the Company has gained access to the technology which will serve as the foundation for its future SMART SUPPORT NETWORK. The Company has acquired rights to the CARNOT technology and while the INFOSLEUTH technology has not yet been acquired, it is the Company's intention to become a member of the INFOSLEUTH project at MCC and to become a licensee, although the assurance of which cannot be guaranteed.

COMPETITION

    INTELLIGENT NETWORK AGENTS

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        The use of intelligent network agents (INA's) in commercial applications like the Internet's World Wide Web is a relatively new phenomena. The increased use of INA's has been brought about by the surging use of first generation Internet search engines that exist in the market. These search engines are limited to key word searches that often provide much more information than can be practically used. INA's alleviate this problem by providing more useful context- sensitive information to the user.

        Potential competitors in the area of INA's are companies like Agents, Inc., an outgrowth of the Massachusetts Institute of Technology's Media Lab; WebWatcher, created at Carnegie Mellon University, AUTONOMY network agents created by Cambridge Neurodynamics; and U-Media, created by Empirical Media. These organizations are in the very early stages of market deployment and enjoy no unique competitive advantage. The Company believes that rapid market deployment of its CARNOT technology and applications will lead to early prominence in the emerging market for network performance support and intranet security.

    TRAINING AND EDUCATION MARKETPLACE

        The Company does not have knowledge of other companies developing Al based multimedia training systems. There are many companies which are developing interactive multimedia training products which address the same market. Many of the major software companies have developed some form of educational product that can be run on PC-based systems. The majority of these products are designed for mass market appeal with a particular focus on the home market.

        Companies such as IBM and Microsoft, however, are involved in developing training products for the industrial marketplace and for schools and educational institutions. Other companies which produce educational software products for both the educational and industrial marketplace include Scholastic, Broderbund and Softkey International. While none of these companies, to the Company's knowledge, has any product that can be as personalized or as truly interactive as the Al-based SMART SUPPORT SYSTEM, new developments in this industry can occur very rapidly.

        A key reason why AI has not been incorporated into training programs to date has been the high cost of product (software code) reproduction. While the cost of "cloning" AI software has been a deterrent in the past, AT&T has, through its extensive experience in developing classified training programs for the US military, learned how to write the code in a manner which minimizes any changes. This makes it possible for the AI "engine" which drives the Company's SMART ONE training to be used with minimal modification in a broad range of training applications and scenarios.

EMPLOYEES

        As of December 1, 1996, the Company had four employees. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its employee relations are good. The Company intends to hire additional personnel, as needed, in the near future.

ITEM 2. PLAN OF OPERATION

INTRODUCTION

        The Company was formed for the purpose of engaging in the design, development, production, and marketing of AI-based training and performance support systems for industrial and consumer applications. Since inception, the Company has been a development stage company. During the first fiscal quarter ending August 31, 1996, the Company had nominal sales of its IBM VRPG Trainer. The Company expects to commence significant operations in addition to its research and development activities in the third and fourth fiscal quarters ending May 31, 1997.

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PRE-OPERATING ACTIVITIES

        The Company's plan of operations entails significant expenditures before commencement of operations. The most significant of these pre-operating expenses are payroll and benefits, advertising and the hiring and training of the Company's technical personnel. It is expected that the Company's personnel will increase from four as of December 1, 1996, to approximately 15 by commencement of significant operations.

        As a development stage company, the Company has had no significant revenue to date and has incurred approximately $1.2 million in development costs. These development costs have been incurred primarily in conjunction with the SMART ONE development project through AT&T. The Company has been able to keep its overhead costs relatively low and is presently running at a consumption rate of approximately $75,000 per month with a majority of that amount related to salaries. At August 31, 1996, the Company had a working capital deficit of approximately $597,000. However, in October and November 1996, the Company raised approximately $1 million through the issuance of Common Stock and management believes that this capital will be sufficient to fund operations through the current fiscal year. Until this Company is cash flow positive from its operations, it will continue to rely on external sources of financing to meet capital needs.

        The Company intends to license its SMART SUPPORT SYSTEM software programs to various private and public organizations on a fee-per-use basis. While contract terms will vary based on expected usage and the complexity of the program that needs to be developed, management's current intent is to charge an average rate of $1.00 per minute per individual. Hence, an expert who only needs a few hours of recertification training may incur a lower expenditure while a novice learning a new job in its entirety could take numerous hours and incur a higher expenditure. Management believes that the average training per individual will be about 15 minutes per lesson, and, assuming 100 lessons, an average training program would probably take about 25 hours and cost about $1,500 per employee (under current pricing expectations). Management believes that this is approximately two-thirds less than the current cost of traditional classroom and computer-based training.

    DESIGNATION AS FLAG TECHNOLOGY BY UNITED NATIONS

        In October 1996, the SMART ONE trainer and the SMART SUPPORT SYSTEM, including all of its corporate intranet applications, qualified for designation as a United Nations "Flagship Technology." The United Nations (UN), acting through the Global Technology Group (GTG) of the United Nations Development Program (UNDP), identified the Company's technologies as appropriate to transfer to 130 least developed countries (LDCs). The mission of the GTG is to (i) foster latent LDCs' productive capacity through technology transfer, (ii) enhance LDCs' livelihood systems by harnessing sustainable state of the art technologies from the Developed Countries, and (iii) create comprehensive means for technology adaptation in LDCs through enterprise support, including private sector funding. The GTG uses the UN Flagship Technology Programme (UNFTP) as part of the implementation of its mission, in which the GTG acts as a catalyst in bringing together needed technology and entrepreneurs and production facilities in LDCs.

        The UNFTP designation has recently become recognized as a legitimizing force and joins a list of other "sustainability labels" for technology, in the same manner that underwriter's laboratory ("UL") is recognized as a label for safety in technology. The Flagship Technology designation generates enthusiasm and commitment to such values as environmental care, social benefit, and local sourcing for talent and employment. The UNFTP designation has become a coveted label for companies seeking private sector financing or IPOs, and enables the GTG to mediate between the private sector and the needs of less developed countries. In some cases, the GTG has taken , and will continue to take, an active role in steering the enterprises participating in the UNFTP.

        Dr. Joseph Ben-Dak, Chief of the Global Technology Group of the United Nations Development Programme, has consented to endeavor to match the Company's technologies with those countries, and the private sectors within those countries, which can best utilize the Company's technologies in a mutually beneficial and rewarding relationship which accomplishes the primary mission of the GTG. As of the date hereof, it is difficult to determine the extent of any of the revenues to be derived from these relationships.

OPERATING ACTIVITIES EXPECTED TO COMMENCE IN 1997

    TRAINING

        The Company intends to license its SMART SUPPORT SYSTEM software programs to various private and public organizations on a fee-per-use basis. While contract terms will vary based on expected usage and the complexity of the program that needs to be developed, management's current intent is to charge an average rate of $1.00 per minute per individual. Hence, an expert who only needs a few hours of recertification training may incur a lower expenditure while a novice learning a new job in its entirety could take numerous hours and incur a higher expenditure. Management believes that the average training per individual will be about 15 minutes per lesson, and, assuming 100 lessons, an average training program would probably take about 25 hours and cost about $1,500 per employee (under current pricing expectations). Management believes that this is approximately two-thirds less than the current cost of traditional classroom and computer-based training.

    INTELLIGENT TUTOR FOR USERS OF THE UN COMPUTER

        The Company is currently negotiating with the Global Technology Group to include on UN distributed computers a version of the SMART ONE trainer, which will be an interactive guide and tutor when a new user " boots up," along with the Company's own intelligent web browser for use on each computer. The GTG is in the process of placing a substantial initial order for a notebook computer to be built to its specifications by a major PC manufacturer. The revenue to the Company, if any, will depend on the extent of the computers distributed worldwide by the GTG. The UN plans on selling these computers in the developed nations at a price sufficient to help subsidize distribution and sales in the developing nations, which is the stated mission of the Global Technology Group.

    UNITED NATIONS AND WORLD TRADE CENTER INTRANETS AND RELATED SERVICE BUREAUS

        The Company is also negotiating with the United Nations to provide, in conjunction with companies such as MFS Datanet, an international network, or "intranet," for the UN linking all its offices in member nations, as well as subscribing national government offices and major financial institutions. The Company would then provide content for the UN Intranet in the form of a financial modeling service bureau for economic forecasting as well as currency hedging in the financial sectors of the developing countries. The Company is currently developing several of its CARNOT applications which will enhance the performance of existing financial modeling software for these purposes. The Company is concurrently negotiating with the World Trade Center to upgrade and enhance the current financial network among the Port Authorities and like agencies in the world. Little revenue is expected in 1997 from the UN network but the World Trade Center network could produce revenue in 1997 on a fee basis as well as an indeterminate amount from the sale of financial modeling data on a service bureau basis.

    NETWORK MANAGEMENT SUPPORT AND NETWORK PERFORMANCE OPTIMIZATION

        Substantial revenue to the Company could also be derived from the provision of Network Performance Support, both over a service bureau utilizing existing third party software with A CARNOT overlay, as well as resale of network management software under the provisions of VAR agreements being negotiated with BMC Software and Cabletron Systems, Inc. Later in 1997, the Company should have products online which will provide significant network performance optimization as well. Should this occur, of which there is no assurance, the Company could generate revenue in 1997, with initial service or license revenue coming from existing customers of BMC and Cabletron who want the enhanced services provided by the Company. The Company's strategy is to enter VAR/Sublicense agreements with both BMC and Cabletron.

    INTERNATIONAL NASDAQ INTRANET AND RELATED SERVICE BUREAU

        During December 1996, the Company will be negotiating with Nasdaq to provide an intelligent network with full performance support for a proposed International Nasdaq. The Company would be providing performance support using intelligent agents for individual brokers and their firms, and enhanced financial modeling similar to that to be provided to financial institutions and governments over certain known and evolving international intranets. While the revenue from establishing and maintaining the Nasdaq International Intranet is not yet determined, revenues could be generated from providing the financial modeling and performance support services to the financial institutions on such intranet. The Company's strategy is to charge fees to major financial institutions and brokerage firms for financial modeling information, broker training and performance support.

    RISK ASSESSMENT AND RISK MANAGEMENT

        Efficient and effective compliance with the regulatory requirements of OSHA, EPA and a myriad of other governmental agencies is of great interest and concern for insurance companies, major corporations and the federal government itself. Additionally and more importantly, all are concerned with accurately assessing the risks of occurrence of harmful events or harmful noncompliance and the extent of the damage caused by the harmful event or the on compliance, and efficiently allocating prevention and compliance resources based on such risk analysis. The Company is currently arranging for third party funding for the development of risk analysis and management applications which will utilize CARNOT technology to perform these critical functions. The federal government, already pleased with SMART TRAINER, has expressed great interest in this project and will probably provide significant revenue, along with the insurance industry and major corporations. Any revenue will probably occur in periods after 1997.

ITEM 3. DESCRIPTION OF PROPERTY

        The Company leases approximately 400 square feet of office space in Houston, Texas, on a month-to-month basis, at a rate of $925 per month. The Company is currently negotiating for approximately 4,500 square feet of office space in Houston, Texas, at an approximate cost of $15 per square foot pursuant to a five year lease, which it believes will be adequate to meet its current needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of December 2, 1996, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all officers and directors as a group.

                                         NUMBER OF SHARES
NAME AND ADDRESS OF                       OF COMMON STOCK      PERCENTAGE OF
BENEFICIAL OWNER(1)                     BENEFICIALLY OWNED       OWNERSHIP
-------------------                     ------------------       ---------

GK-Texas(2) .........................         6,375,000            57.8%

Gary F. Kimmons .....................         8,654,080(3)         66.5%

All officers and directors
as a group (3 persons) ..............         8,834,080            68.2%

------------------------

(1) The business address of each principal stockholder is the same as the address of the Company's principal executive offices.

(2) Mr. Kimmons owns or controls through a family limited partnership of which he is general partner, all of the capital stock of GK-Texas, and as such has the sole voting, investment and disposition power over these shares.

(3) Includes the 6,375,000 shares owned of record by GK-Texas which Mr. Kimmons beneficially owns through control of GK-Texas.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

    The Company's directors and executive officers are:

          NAME                  AGE    POSITION
          ----                  ---    --------

          Gary F. Kimmons       45     Chairman of the Board of Directors and
                                          Chief Executive Officer

          Rodney L. Norville    49     Vice President and General Counsel

          N. Roderick Grimes    44     Vice President, Sales/Marketing

        GARY F. KIMMONS has served as chairman of the board and chief executive officer of the Company since August 1994. Mr. Kimmons is also a director, officer and principal shareholder of GK-Texas, I-NET(Delaware) and Gary Anthony, Inc., a Texas corporation. Mr. Kimmons has extensive experience in the design, development and implementation of business management and technical training systems. From 1986 until forming I-NET(Delaware) in July 1993, Mr. Kimmons operated Gary Anthony, Inc, a privately held corporation specializing in developing training programs. From 1981 to 1986, Mr. Kimmons was the manager of human resource development and employee communications at Reading & Bates Corporation. Mr. Kimmons received a bachelor of science degree in psychology, anthropology and behavioral science from Rice University in 1973 and a masters degree in applied industrial psychology and management science from Stevens Institute of Technology in 1975.

        RODNEY L.("ROD") NORVILLE has served as vice president and general counsel since December 1996. Mr. Norville has been a certified public accountant since 1971, has had his own legal practice since 1978, and is Board Certified in Tax Law by the Texas State Board of Legal Specialization. From 1975 to 1980, Mr. Norville was an assistant professor in the School of Business at Texas Southern University. Mr. Norville received a bachelor of arts degree in economics and business administration in 1969 from Rice University, a bachelor of science degree in accounting in 1970 from Rice University, a master of accounting degree in 1975 from the Jones Graduate School of Administration at Rice University, and a juris doctor degree from the University of Houston's Bates College of Law in 1978.

        N. RODERICK ("ROD") GRIMES has served as vice president, sales/marketing of the Company since August 1994. For 20 years prior thereto, Mr. Grimes held various positions at IBM relating to sales, management and the marketing of small and intermediate data processing systems and services. At IBM, Mr. Grimes managed geographic marketing areas with regional centers in Dallas, Minneapolis and Los Angeles, managed marketing programs of multimedia products and services in the Latin American region, and was responsible for the management of marketing programs for the worldwide consulting group. Mr. Grimes is a graduate of Northwestern University.

        The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. The Company has not established and does not maintain any compensation, audit, executive or nominating committees. All officers serve at the discretion of the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

                                  SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION(*)
                                          ----------------------
NAME AND PRINCIPAL                    FISCAL
     POSITION                          YEAR                SALARY
----------------------                 ----                ------
Gary F. Kimmons, Chief                 1996             $ 167,500
   Executive Officer                   1995             $ 160,000
                                       1994             $  24,000
----------------------

(*) The named executive officer received perquisites or other benefits not in excess of 10% of the total of reported annual salary and bonus.

        In August 1995, Mr. Kimmons entered into a three-year employment agreement with the Company that automatically renews at the end of the term for consecutive one-year terms, and which provides for an annual base salary of $240,000, plus incentives (annual and long-term), retirement benefits, welfare benefits and fringe benefits customary for the Company's industry. Upon the termination of the employment agreement by the Company, other than for cause or disability, (i) the Company shall pay the employee an amount equal to approximately three times the sum of the annual base salary and the average of the last three annual incentive bonuses actually paid, and (ii) any such options owned by Mr. Kimmons shall immediately vest. In addition, in the event that any payment or distribution by the Company to Mr. Kimmons is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company shall pay to Mr. Kimmons an additional "gross-up payment" to compensate for such excise tax.

        In December 1996, Mr. Norville entered into a three-year employment agreement with the Company which provides for an annual salary of $120,000, plus retirement benefits, welfare benefits and fringe benefits customary for the Company's industry.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with the Company's acquisition of intellectual property from GK-Texas, the Company issued GK- Texas 6,375,000 shares of Common Stock. GK-Texas is controlled by Mr. Kimmons. Mr. Kimmons conveyed the intellectual property to a predecessor of GK-Texas in July 1993 for nominal consideration. During the fiscal year ended May 31, 1996, Mr. Kimmons was issued an aggregate of 279,080 shares of Common Stock for services rendered to the Company valued at $104,655.

        Mr. Grimes acquired 10,000 shares of Common Stock at a purchase price of $.50 per share in May 1994. Mr. Grimes acquired an additional 20,000 shares of Common Stock at a purchase price of $.35 per share in January 1996.

        Jedson Enterprises, Inc. - Trustee, an entity controlled by Mr. Norville, acquired 24,000 shares of Common Stock at a purchase price of $.50 per share in May 1994, 26,000 shares of Common Stock for nominal consideration in January 1995 and 100,000 shares of Common Stock for nominal consideration in December 1996.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

        The Company is authorized to issue up to 15,000,000 shares of Common Stock, of which 11,020,002 shares of Common Stock are issued and outstanding and 1,368,969 shares are reserved for issuance pursuant to the exercise of outstanding warrants.

        The holders of shares of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

        The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, $.001 par value per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.

        In February 1996, the Board of Directors created the convertible redeemable series A preferred stock, stated value $6.00 per share ("Series A Preferred Stock"), and authorized the issuance of 883,333 shares thereof. Commencing January 1, 1998, the Series A Preferred Stock: (i) accrues cumulative cash dividends per share at an annual rate equal to 6%, payable in equal semi-annual installments; (ii) is redeemable at the option of the Company; and
(iii) is convertible by the holders thereof at an initial conversion price of $6.00 per share. The Series A Preferred Stock carries a liquidation preference of $6.00 per share. The holders of the Series A Preferred Stock are entitled to vote, together with the shares of the Company's Common Stock, on all matters presented at any annual or special meeting of the stockholders of the Company, or may act by written consent in same manner as the holders of the Company's Common Stock. Each holder of Series A Preferred Stock shall be entitled to cast that number of votes for each share of Preferred Stock held by such holder on the record date fixed for such meeting or on the effective date of such written consent, as shall be equal to the number of shares of the Company's Common Stock into which each of such shares of Preferred Stock is convertible immediately after the close of business on the appropriate record date. The voting rights of the holders of the Company's Common Stock will be diluted upon conversion of the Preferred Stock and the holders of the Preferred Stock will have preferential dividend and liquidation rights over the holders Common Stock. The issuance of any additional shares of Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. In February 1996, the Company issued all 883,333 shares of its Series A Preferred Stock to MCC pursuant to the Company's license agreement with MCC dated November 2, 1995.

WARRANTS

        The Company has issued 1,368,969 warrants, with exercise prices ranging from $1.00 to $2.00 per share, the later of which expire November 2006.

REGISTRATION RIGHTS

        The holders of warrants to purchase 868,969 shares of Company common stock have been granted one right to piggy-back on a firm commitment underwritten offering of Company securities which right expires August 1, 1997.

        The holder of 883,333 shares of Company preferred stock has been granted one right to demand registration in a secondary offering by means of shelf registration under Rule 415 of the Securities Act that may be requested by the holder in January 1998, and unlimited rights to register on a piggyback basis in a firm commitment underwritten offering of Company securities. The holder's rights expire two years after the preferred stock has expired.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "GKIS" on the OTC Electronic Bulletin Board. The market for the Company Common Stock on the OTC Electronic Bulletin Board is limited, sporadic and highly volatile. The following table sets forth the high and low bid prices per share of the Company's Common Stock since trading commenced on the OTC Electronic Bulletin Board on October 3, 1994, as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                                               PRICE RANGE
                                                               -----------
FISCAL 1995                                               HIGH            LOW
-----------                                              -------         -------
Second Quarter
(commencing October 3, 1994) ...................          $7-1/2          $7-1/4

Third Quarter ..................................               8           7-5/8

Fourth Quarter .................................           8-1/8           7-1/2

FISCAL 1996
-----------
First Quarter ..................................          $8-1/4          $7-3/4

Second Quarter .................................           3-3/4           1-1/4

Third Quarter ..................................           3-1/2             5/8

Fourth Quarter .................................          $1-3/4            $3/8

FISCAL 1997
-----------
First Quarter ..................................          $1-5/8            $1/2

Second Quarter .................................          $2-3/8            $3/4

        On December 17, 1996, the last sales price of the Company's Common Stock as reported by the OTC Electronic Bulletin Board was $2 1/4. The Company believes that as of December 17 1996, there were over 250 record owners of its Common Stock.

        It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

        None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        In August 1994, the Company issued 6,375,000 shares of Common Stock to various individuals at a purchase price of $.05 per share.

        From August 1994 through May 1995, the Company issued 383,920 shares of Common Stock to various individuals at a purchase price of $.50 per share.

        From August 1994 through May 1995, the Company issued 250,000 shares of Common Stock for convertible debt at a price of $1.41 per share.

        From June 1995 through May 1996, the Company issued 175,666 shares of Common Stock to various individuals for services rendered.

        From June 1995 through May 1996, the Company issued 246,569 shares of Common Stock to various individuals at a purchase price of $1 per share.

        From June 1995 through May 1996, the Company issued 155,267 shares of Common Stock to various individuals at a purchase price of $2 per share.

        From June 1995 through May 1996, the Company issued 28,800 shares of Common Stock to various individuals at a purchase price of $2.50 per share.

        From June 1995 through May 1996, the Company issued 3,333 shares of Common Stock to various individuals at a purchase price of $3 per share.

        In July 1995, the Company issued 883,333 shares of Preferred Stock to MCC at a purchase price of $6 per share.

        In September 1996, the Company issued 1,140,000 shares of Common Stock to a limited number of investors at a purchase price of $.875 per share pursuant to a placement exempt under Rule 504 of Regulation D.

        In October and November 1996, the Company issued 472,956 shares of Common Stock to a limited number of investors at a purchase price of $1.00 per share pursuant to a placement exempt under Rule 506 of Regulation D.

        In each instance described herein, the issuance of shares was exempt from registration under Section 3(b) or 4(2) of the Act thereof as a transaction by an issuer not involving any public offering. In each instance, the purchaser had a pre-existing relationship with the Company or its founder, the offers and sales were made without any public solicitation, the certificates bear restrictive legends and appropriate stop transfer instructions have been or will be given to the transfer agent. No underwriter was involved in the transactions and no commissions were paid.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

        The financial statements of the Company appearing in this Registration Statement for the fiscal years ended May 31, 1996 and 1995 have been audited by the Company's certified public accountants, Alonzo & Wells, L.L.P.

                                    PART III

ITEM 1. EXHIBITS

        The following exhibits are to be filed as part of the Registration
Statement:

EXHIBIT NO.                  IDENTIFICATION OF EXHIBIT

    3(i)       Certificate of Incorporation of the Company

    3(ii)      By-laws of the Company

    4.1        Common Stock Certificate

    4.2        Form of Warrant

    10.1       Agreement with Microelectronics Computer Corporation

    10.2       Agreement with AT&T

    10.3       Gary Kimmons Employment Agreement

    10.4       Rodney L. Norville Employment Agreement

    10.5       Employee Stock Option Plan

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GK INTELLIGENT SYSTEMS, INC.

                                            By /s/ GARY F. KIMMONS
                                                   GARY F. KIMMONS

Dated: December _____, 1996

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)

                                 Houston, Texas

                        COMPARATIVE FINANCIAL STATEMENTS

                 Three Months Ended August 31, 1996 (Unaudited)
                      and Year Ended May 31, 1996 (Audited)
                      and Year Ended May 31, 1995 (Audited)

                                 AUGUST 31, 1996

                          GK Intelligent Systems, Inc.
                       (A Developmental Stage Enterprise)
                                Table of Contents
                                 August 31, 1996

                                                              Page

Accountants' Compilation Report.................................1

Balance Sheet...................................................2

Statement of Operations.........................................3

Statement of Shareholders' Equity...............................4

Statement of Cash Flows.........................................5

Notes to Financial Statements...................................6

                                     ALONZO & WELLS, LLP
Gilbert R. Alonzo, Jr., CPA           CERTIFIED PUBLIC ACCOUNTANTS
C. Neel Wells, CPA
                                    13103  F.M. 1960 WEST, SUITE 200
Telephone (281) 894-4993                 HOUSTON, TEXAS   77065
Facsimile (281) 894-4698

                               ACCOUNTANTS' REPORT

To the Board of Directors
GK Intelligent Systems, Inc.
Houston, Texas

We have compiled the accompanying balance sheet for GK Intelligent Systems, Inc. (A Developmental Stage Enterprise), a Texas corporation, as of August 31, 1996, and the related statements of operations, shareholders' equity (deficiency) and cash flows for the three months then ended, in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying August 31, 1996 financial statements and, accordingly do not express an opinion or any other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements for the years ended May 31, 1996 and 1995 were audited by us, and we expressed an unqualified opinion subject to the uncertainty of a going concern as described in the paragraph above and further explained in Note 10 to the financial statements. Our audit reports for the financial statements for the years ended May 31, 1996 and 1995 were dated August 31, 1996 and September 12, 1995 respectively, and we have not performed any audit procedures since the August 31, 1996 report date.

Alonzo & Wells, LLP
December 12, 1996

                          GK INTELLIGENT SYSTEMS, INC.
                        (A Development Stage Enterprise)
                                 BALANCE SHEET
                          August 31, 1996 (Unaudited)
                      and May 31, 1996 and 1995 (Audited)

                                     ASSETS

                                            August 31, 1996  May 31, 1996   May 31, 1995
                                              (Unaudited)     (Audited)      (Audited)
                                              -----------    -----------    -----------
CURRENT ASSETS
  Cash .....................................  $    43,084    $    19,283    $    15,072
    Total Current Assets ...................       43,084         19,283         15,072
                                              -----------    -----------    -----------
FIXED ASSETS
  Computer Software Costs (Note 2) .........    6,510,542      6,500,542        988,773
  LESS: Accumulated Depreciation/
   Amortization ............................   (1,155,779)      (871,926)       (32,959)
  Equipment (Note 3) .......................       48,447         44,613          3,924
  LESS: Accumulated Depreciation ...........       (9,491)        (7,285)        (1,308)
                                              -----------    -----------    -----------
    Net Fixed Assets .......................    5,393,719      5,665,944        958,430
                                              -----------    -----------    -----------
OTHER ASSETS
  Organization Costs (Note 2) ..............      274,863        274,863        274,863
  LESS: Accumulated Amortization ...........      (88,770)       (75,027)       (20,405)
                                              -----------    -----------    -----------
    Net Other Assets .......................      186,093        199,836        254,458
                                              -----------    -----------    -----------
    TOTAL ASSETS ...........................  $ 5,672,896    $ 5,885,063    $ 1,227,960
                                              ===========    ===========    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable (Note 8) ................  $   571,060    $   563,060    $   457,704
  Leases Payable - Current (Note 6) ........       14,779         14,779              0
  Note Payable - Sterling Bank .............            0              0         41,465
  Loans from Shareholders (Note 9) .........       53,547         53,547              0
                                              -----------    -----------    -----------
    Total Current Liabilities ..............      639,386        631,386        499,169
                                              -----------    -----------    -----------
LONG TERM COMMITMENTS
  Leases Payable - Long Term
   (Note 6) ................................        3,588          3,588              0
                                              -----------    -----------    -----------
    Total Liabilities ......................      642,974        634,974        499,169
                                              -----------    -----------    -----------
SHAREHOLDERS' EQUITY
  Common Stock (Note 5) ....................        9,266          9,114          7,884
    (Par value $.001, 15,000,000
     authorized, 9,266,114; 9,113,614;
     7,883,920 issued, respectively
     9,266,114; 9,113,614; 7,883,920
     outstanding, respectively
  Preferred Stock (Note 5) .................          883            883              0
    (Par value $.001, 10,000,000
     authorized, 883,333 (Series A)
     issued and outstanding)
  Paid In Capital In Excess of Par
   Value - Common Stock ....................    1,983,947      1,831,599        338,463
  Paid In Capital In Excess of Par
   Value - Preferred Stock .................    5,299,115      5,299,115              0
  Convertible Debt (Note 11) ...............            0              0        351,257
  Stock Subscribed and Paid
   (Note 12) ...............................            0              0        191,576
  Stock Warrants (Note 5) ..................            0              0              0
  Retained Earnings (Deficit) -
   unrestricted ............................   (2,313,288)    (1,890,622)      (160,389)
                                              -----------    -----------    -----------
    Total Shareholders' Equity .............    4,979,922      5,250,089        728,791
                                              -----------    -----------    -----------
    TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY ..................  $ 5,622,896    $ 5,885,063    $ 1,227,960
                                              ===========    ===========    ===========

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                            STATEMENT OF OPERATIONS
          For the three months ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception),
                      to August 31, 1996 (Unaudited), and
              For the years ended May 31, 1996 and 1995 (Audited)

                                                                    (Unaudited)
                                                                     August 15,
                                                  Three Months         1994        Year Ended        Year Ended
                                                August 31, 1996   (Inception) to   May 31, 1996     May 31, 1995
                                                  (Unaudited)     August 31, 1996   (Audited)         (Audited)
                                                ---------------   ---------------  ------------     ------------
REVENUE
  Other Income ................................   $       908      $    54,916      $    34,500      $    19,508
                                                  -----------      -----------      -----------      -----------
    Total Revenue .............................           908           54,916           34,500           19,508

OPERATING EXPENSES
  Depreciation and Amortization (Notes 2 and 3)       299,801        1,254,040          899,567           54,672
  Salaries (Production) .......................        15,400          198,125          149,225           33,500
  Other Professional Fees .....................        18,000          170,902          152,452              450
  Officer Compensation ........................        56,250          200,947          144,697                0
  Legal .......................................         5,945          120,294          114,349                0
  Software Research & Development Services ....         1,890           75,672           73,782                0
  Travel ......................................         5,240           50,870           45,630                0
  Sales Expense ...............................           550            1,872            1,322                0
  Rent ........................................         4,200           25,652           21,359               93
  Telephone ...................................         2,866           19,883           17,017                0
  Insurance ...................................             0           14,330           14,330                0
  Meals and Entertainment .....................           932           13,922           12,490              500
  Utilities ...................................            39            8,282            8,243                0
  Equipment Rental ............................         4,278            4,655                0              377
  Delivery ....................................         1,669           14,292           12,623                0
  Office Supplies and Expense .................           872           59,691           56,543            2,276
  Printing ....................................         3,565           28,530           24,965                0
  Licenses & Fees .............................            85            4,902            4,817                0
  Postage .....................................             0            1,665            1,478              187
  Dues and Subscriptions ......................             0              622              582               40
  Donations ...................................             0              500              300              200
  Taxes .......................................             0            2,422            2,409               13
  Repairs and Maintenance .....................           364            1,214              288              562
  Bank Charges ................................           242              615              261              112
                                                  -----------      -----------      -----------      -----------
    Total Operating Expenses ..................       422,189        2,273,900        1,758,730           92,982
                                                  -----------      -----------      -----------      -----------
NET INCOME (LOSS) FROM OPERATIONS .............      (421,281)      (2,218,984)      (1,724,230)         (73,474)
OTHER INCOME AND EXPENSE (NET)
  Interest Income .............................             0                0                0                0
  Interest Expense ............................         1,385            7,388            6,003                0
                                                  -----------      -----------      -----------      -----------
    Net Income (Loss) from Other Income .......        (1,385)          (7,388)          (6,003)               0
                                                  -----------      -----------      -----------      -----------
NET INCOME (LOSS) BEFORE INCOME TAXES .........      (422,666)      (2,226,372)      (1,730,233)         (73,474)
INCOME TAXES (Note 4) .........................             0                0                0                0
                                                  -----------      -----------      -----------      -----------
NET INCOME (LOSS) .............................   $  (422,666)     $(2,226,372)     $(1,730,233)     $   (73,474)
                                                  ===========      ===========      ===========      ===========
Earnings (Loss) Per Share (Note 5) ............       ($0.046)         ($0.244)         ($0.190)         ($0.009)
                                                  ===========      ===========      ===========      ===========

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements
                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                       STATEMENT OF SHAREHOLDERS' EQUITY
          For the three months ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception),
                      to August 31, 1996 (Unaudited), and
              For the years ended May 31, 1996 and 1995 (Audited)

                                                                                         Deficit
                                                           Additional    Additional    Accumulated
                                                             Paid In       Paid In      During The
                                Common        Preferred      Capital       Capital     Development
                                 Stock         Stock         Common       Preferred       Stage
                              -----------    -----------   -----------   -----------   -----------
Balance June 1, 1994 ......           254              0        67,153             0       (86,915)
July 14, 1994 - Reacquire
 44,000 shares Common
 Stock at $.001 per share .            (4)             0             0             0             0
August 15, 1995 - Reacquire
 2,250,000 shares Common
 Stock at $.001 ...........          (225)             0             0             0             0
August 15, 1994 - Three
 and 1/2 for one share
 split 250,000 shares
 to 875,000 shares Common
 Stock at $.001 per share .           850              0             0             0             0
August 18, 1994 - Issued
 6,375,000 shares Common
 Stock at $.05 per share ..         6,375              0       338,463             0             0
Various Dates - Issue
 383,920 shares Common
 Stock at $.50 ............           384              0       191,576             0             0
Issue 250,000 shares
 for Convertible Debt
 Common Stock at $1.41 ....           250              0       351,257             0             0
Net Loss for the period
 ended May 31, 1995 .......             0              0             0             0       (73,474)
                              -----------    -----------   -----------   -----------   -----------
BALANCE AT MAY 31,
 1995 (AUDITED) ...........         7,884              0       948,449             0      (160,389)
                              -----------    -----------   -----------   -----------   -----------
July 13, 1995 - Issued
 883,333 shares
 Preferred Stock
 (Par value $.001)
 for $6.00 ................             0            883             0     5,299,115             0
Various Dates (June 1995
 through May, 1996)
 Common Stock at
 average $.72 .............         1,230              0       883,150             0             0
Net Loss for the
 Period ended May 31,
  1996                                  0              0             0             0    (1,730,233)
                              -----------    -----------   -----------   -----------   -----------
BALANCE AT MAY 31,
 1996 (AUDITED) ...........         9,114            883     1,831,599     5,299,115    (1,890,622)
                              -----------    -----------   -----------   -----------   -----------
Various Dates -
 (June 1, 1996
 through August 31,
 1996) Common Stock
 at average $1.00 .........           152              0       152,348             0             0
Net loss for the
 Period ended
 August 31, 1996 ..........             0              0             0             0      (422,666)
                              -----------    -----------   -----------   -----------   -----------
BALANCE AT
 AUGUST 31, 1996
 (UNAUDITED) ..............   $     9,266    $       883   $ 1,983,945   $ 5,299,115   ($2,313,288)
                              ===========    ===========   ===========   ===========   ===========

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements
                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                            STATEMENT OF CASH FLOWS
          For the three months ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception),
                      to August 31, 1996 (Unaudited), and
              For the years ended May 31, 1996 and 1995 (Audited)

                                                                             (Unaudited)
                                                                              August 15,
                                                             (Unaudited)         1994          (Audited)       (Audited)
                                                            3 Months Ended  (Inception) to    Year Ended      Year Ended
                                                           August 31, 1996  August 31, 1996  May 31, 1996    May 31, 1996
                                                             -----------     -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss) .....................................    ($  422,666)    ($2,226,373)    ($1,730,233)    ($   73,474)
  Adjustments to reconcile net loss to net cash
  provided by operating activities
    Depreciation and Amortization .......................        299,801       1,254,040         899,567          54,672
    Forgiveness of Debt Income ..........................              0         (19,508)              0         (19,508)
    Increase (decrease) in accounts payable .............          8,000         113,356         105,356               0
    Increase (decrease) in leases payable current portion              0         (26,686)        (26,686)              0
    Increase (decrease) in loans from shareholders ......              0          53,547          53,547               0
                                                             -----------     -----------     -----------     -----------
  Total Adjustments .....................................        307,801       1,374,749       1,031,784          35,164
                                                             -----------     -----------     -----------     -----------
Net Cash Provided By (Used In) Operating Activities .....       (114,865)       (851,624)       (698,449)        (38,310)
                                                             -----------     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of equipment ....................         (3,835)       (854,380)        (40,689)       (809,856)
  Payments for organization costs .......................              0               0               0               0
  Payments for purchase of software rights ..............        (10,000)     (5,521,769)     (5,511,769)              0
                                                             -----------     -----------     -----------     -----------
Net Cash Provided By (Used In) Investing Activities .....        (13,835)     (6,376,149)     (5,552,458)       (809,856)
                                                             -----------     -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long term lease financing ...............              0           3,588           3,588               0
  Capital contributions from shareholders ...............              0           6,214               0           6,214
  Net line of credit financing ..........................              0          41,465               0          41,465
  Proceeds from issuance of common stock ................        152,500       1,919,592         951,533         815,559
  Proceeds from issuance of preferred stock .............              0       5,299,998       5,299,998               0
                                                             -----------     -----------     -----------     -----------
Net Cash Provided By (Used In) Financing Activities .....        152,500       7,270,857       6,255,119         863,238
                                                             -----------     -----------     -----------     -----------
  Net increase (decrease) in cash and cash equivalents ..         23,800          43,084           4,212          15,072
  Cash and cash equivalents, beginning of period ........         19,284               0          15,072               0
                                                             -----------     -----------     -----------     -----------
  Cash and cash equivalents, end of period ..............    $    43,084     $    43,084     $    19,284     $    15,072
                                                             ===========     ===========     ===========     ===========

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

NOTE 1 - ORGANIZATION

GK Intelligent Systems, Inc. ("the Company") is a developmental stage enterprise which engages in the development and marketing of "intelligent" network performance support via the Internet and other intranet transmission modalities. The core of the Company's system is its advanced SMART PERFORM service driven by CARNOT network technology. A second technology developed and marketed by the Company is SMART ONE, an advanced training technology capable of real-time adaptation and customization of training to the individual. The Company has developed and is presently marketing the computer software products to a list of major corporations through its offices in Houston, Texas and Atlanta, Georgia.

The Company was formed in 1988 in Delaware as Technicraft Financial, Ltd., and subsequently changed its name to LBM-US, Inc. ("LBM"). LBM became the U.S. parent of a Canadian subsidiary, Les Bateaux de Mer Ltee, which, after incurring losses for several years, was placed into receivership on November 22, 1993, by the Royal Bank of Canada, its major creditor. As a result, LBM divested itself of this subsidiary on July 18, 1994 by redeeming the shares it had issued to the former shareholders of the subsidiary in exchange for the shares it owned in the subsidiary. This Canadian subsidiary had no activity from the subsidiary's year end on October 31, 1993, until the divestiture.

Effective August 15, 1994, LBM-US, Inc. acquired all the assets of a Texas corporation, GK Intelligent Systems, Inc. (formed February 23, 1994 in Texas as I-NET Intelligent Systems, Inc.), in exchange for 6,375,000 shares of LBM's common stock. Immediately prior to the acquisition of the Texas corporation's assets, LBM authorized a stock split of three and a one-half shares to one, increasing its remaining existing outstanding shares from 250,000 to 875,000. On August 18, 1994, LBM changed its name to GK Intelligent Systems, Inc.

The Company's only activity subsequent to its divestiture of the Canadian subsidiary and prior to the acquisition of the Texas corporation's assets, included in these statements, consisted of forgiveness of indebtedness in the amount of $19,508 and the payment of professional fees and costs in the amount of $6,214 on its behalf by a shareholder.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company presents its financial statements in U. S. dollars on the accrual basis of accounting in accordance with generally accepted accounting principles.

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

COMPUTER SOFTWARE COSTS. The predecessor Texas corporation expensed its software development costs as research and development expenses until technological feasibility was established with a detailed program design. Thereafter, all software production costs were capitalized and reported at the lower of unamortized software cost or net realizable value.

Because the predecessor Texas corporation's prime vendor, AT&T Global Information Solutions, had already completed the basic program design to establish technological feasibility for the training software product, the Texas corporation had capitalized all software development costs incurred through the date of the acquisition of assets by the Company. As a result, these statements also include, as part of the Company's capitalized software costs, the results of operations for the Texas company since its inception, February 23, 1994, through the date of the asset acquisition. The Company recorded the value of the software assets acquired from the predecessor Texas corporation at the predecessor's recorded capitalized costs and continued to capitalize its own software development costs until a working prototype was demonstrated in February, 1995.

After the completion of the working prototype, all subsequent research and development costs have been expensed as incurred. Capitalized costs are depreciated based on current and future revenue with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the software, currently estimated to be sixty months.

Included as capitalized asset in the August 31, 1996 Balance Sheet is:

             Software Costs (MCC)                         $  5,429,998
             Software Costs Developed                        1,080,544
             Accumulated Depreciation/Amortization          (1,155,779)
                                                          ------------
                      Net Computer Software Costs         $  5,354,763
                                                          ============

Included in the Statement of Operations for the year ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception), to August 31, 1996 (Unaudited), respectively:

             Depreciation/Amortization Expense      $  283,853       $ 1,155,779
                                                    ==========       ===========

ORGANIZATIONAL COSTS. Certain legal fees and other expenses of raising capital have been capitalized as organizational costs, and are amortized using the straight-line method over sixty months.

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

Included as a capitalized asset in the August 31, 1996 (Unaudited) Balance Sheet is:

             Organizational Costs                         $  274,863
             Accumulated Amortization                        (88,770)
                                                          ----------
                      Net Organizational Costs            $  186,093
                                                          ==========

Included in the Statement of Operations for the year ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception), to August 31, 1996 (Unaudited), respectively:

             Amortization Expense                   $    13,743         $ 88,770
                                                    ===========         ========
NOTE 3 - PROPERTY AND EQUIPMENT

The costs of property and equipment are charged against income over their estimated useful lives using the straight-line method of depreciation. For tax purposes, these assets are depreciated using MACRS method of depreciation over their guideline lives.

The company acquired computers through a capital lease plan from AT & T Capital Group. The acquistion value of the computers, $27,553, has been capitalized and is being depreciated over the useful life of the equipment. (See Lease Commitments - Note 6)

Maintenance and repairs are charged to expense as paid; betterments are capitalized. Upon retirement or sale, the costs of assets disposed of and related accumulated depreciation are removed from the accounts; any resulting gain or loss is credited or charged to income. Any gain or loss on the trade or exchange of assets is used to adjust the cost of the replacement assets.

Included as Equipment in the August 31, 1996 (Unaudited) Balance Sheet is:

             Computer Equipment                           $  48,447
                                                         =========

Included in the Statement of Operations for the year ended August 31, 1996 (Unaudited), and the period from August 15, 1994 (date of inception), to August 31, 1996 (Unaudited), respectively:

             Depreciation Expense                         $  2,205       $ 9,491
                                                          ========       =======

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

NOTE 4 - INCOME TAXES

The Company has no taxable income to date; therefore, no provisions for federal or state income taxes have been made. The deficit accumulated during the development stage is generally available to offset income in future years. The potential future benefit of the loss from operations available for carryforward to offset taxable income in future years is $73,474 from the year ended May 31, 1995 (Audited), $1,730,233 from the year ended May 31, 1996 (Audited), and $422,666 from the three months ended August 31, 1996 (Unaudited). The loss carryforward, if not used, will expire in 15 years. The company's actual use of the loss carryforward over future periods cannot be determined at this financial statement date. The potential future benefit of the loss carryforward has not been recognized in these financial statements.

NOTE 5 - CAPITAL STRUCTURE

COMMON STOCK. Per the company's security registrar, the Company has issued 9,266,114 of its 15,000,000 authorized $.001 par value common shares, of which the predecessor Texas corporation and the Company's president hold and control 6,554,080 shares. The Company's president and his family partnership own all of the outstanding shares of the predecessor Texas corporation. The following is a list of issued stock and stock warrants considered to be common stock equivalents at balance sheet date with its associated par value:

                                                                                   No. Of      Par
               Description                                                         Shares     Value
               ===========                                                       ==========   ======
        Shareholders of record at August 15, 1994 (free trading) .............      875,000   $  875
        Street Name (free trading) ...........................................      412,137      412
        Acquisition of assets (restricted) ...................................    6,375,000    6,375
        Shares issued subsequent to August 15, 1994 (restricted) .............    1,603,977    1,604
                                                                                 ----------   ------
           Common Stock Issued and Outstanding at August 31, 1996 ............    9,266,114   $9,266
                                                                                 ==========   ======

The following list of stock warrants are outstanding at the balance sheet date
August 31, 1996 (Unaudited):

        Stock Warrants Issued (Granted 7/31/95; Expiration 7/31/2000) ........      465,000
        Stock Warrants Issued (Granted 12/01/95; Expiration 12/01/97) ........      404,003
                                                                                 ----------

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

                        Total Stock Warrants Issued ..........................      869,003
                                                                                 ----------
        Total Common Stock and Stock Warrants ................................   10,135,117
                                                                                 ==========

Common Stock Warrants are considered common stock equivalents at all times. These security arrangements have no present cash yield and the value of the right to obtain common stock dictates the warrant's value. In accordance with treatment provided for by generally accepted accounting principles, these stock warrants are not included in the computation of the primary earnings per share noted on the Statement of Operations, as their addition as a common stock equivalent would prove to be antidilutive because the loss is spread over more shares, thereby reducing the loss per share. The note concerning the stock warrants is provided as additional information of the underlying capital structure as of the balance sheet date. (See Note 6)

PREFERRED STOCK. The Company amended its charter to authorize 10,000,000 shares of preferred stock with a par value of $.001 which may be issued in one or more series and may include voting rights, preferences as to dividends and liquidation, conversion rights and sinking fund provisions, all as the Board of Directors may approve without further stockholder approval. On February 27, 1996, the Board of Directors authorized and created 883,333 shares of Convertible Redeemable Series A Preferred Stock with a stated value of $6.00 per share and authorized the issuance of all 883,333 shares to Microelectronics and Computer Technology Corporation ("MCC") pursuant to that certain License Agreement between the Company and MCC dated November 2, 1995 (see Note 7).

                                                     No. Of         Par
               Description                           Shares         Value
               ===========                           =======       ======
         Preferred Stock Issued to MCC               883,333       $  883
                                                     =======       ======

These security arrangements do not provide for these preferred stocks to become convertible at the option of the holder on an equal share basis until January 1, 1998. The preferred stock does not begin to earn or accrue dividends at the stated 6% per annum rate until January 1, 1998. The Company does not have the right to redeem in whole or in part until January 1, 1998. Therefore, no dividends or other interest associated with these securities has been included in the financial statements.

These stocks are not included in the computation of primary earnings per share shown on the Statement of Operations, as they are not presently convertible at balance sheet date. These also

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

have been excluded in any computation of primary or fully diluted earnings per share as the addition would be antidilutive, thereby reducing the loss per share reported.

NOTE 6 - LONG-TERM COMMITMENTS

SOFTWARE DEVELOPMENT. The Company has entered into a long-term contract with AT&T Global Information Solutions ("AT&T GIS") whereby AT&T GIS is to develop a working prototype computer-based training system with a dynamic user interface ("Smart Trainer"), specifically to address skills training for the operation of Combustible Gas Indicators. The Company is presently arranging a settlement, but expects to pay AT&T GIS approximately $600,000 for this prototype, of which approximately $234,000 remains to be paid at balance sheet date. The Company is also billed by AT&T GIS for video presentations and marketing support provided to the Company as part of the contract and expects to incur similar expenses in the future.

INCENTIVE STOCK OPTION PLAN. The Company authorized an incentive stock option plan for management employees. The Company adopted a formal plan and has reserved 1,000,000 shares of common stock to provide shares for the options to be granted under the plan.

ISSUANCE OF STOCK WARRANTS. The Company has authorized the issuance of common stock warrants per the following terms:

                          Date      No. Of     Exercise    Expiration
Description             Granted    Warrants     Price         Date
===========             ========   ========  ============   ========
Common Stock Warrants   07/31/95   365,000   $ 2.00/share   07/31/00
Common Stock Warrants   07/31/95   100,000   1.50/share     07/31/00
Common Stock Warrants   12/01/95   404,003   1.00/share     12/01/97
                                   -------
    Total Common Stock Warrants    869,003
                                   =======

LEASE COMMITMENTS. The Company leases office space in Atlanta, Georgia under a month to month lease, which requires a monthly payment of $1,100. The Company leases computers under two-year leases with AT&T Capital Group, expiring in September, 1997, which require aggregate payments of approximately $14,779, and $3,588 for the years ended May 31, 1997 and 1998, respectively. (See Note 3)

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

NOTE 7 - SOFTWARE LICENSE

On November 2, 1995, the Company entered into a License Agreement with Microelectronics and Computer Technology Corporation ("MCC") to commercialize Licensed Technology developed under the Carnot Project at MCC. The Company obtained these rights to such software, valued at $5,300,000 by MCC, in exchange for 883,333 shares of the Company's restricted preferred stock at a stated price of $6.00 per share (See Note 5).

NOTE 8 - ACCOUNTS PAYABLE

Included in the Company's accounts payable at balance sheet date are the following components:

PAYABLE TO                            AMOUNTS PAYABLE
----------                            ---------------
AT&T Global Information Systems ......   $234,000
Fees and Expenses to Company Personnel    164,319
MCC Project Fees .....................    130,000
Brewer & Pritchard - Legal Fees ......     11,312
Rod Norville - Legal Fees ............     23,429
Alonzo & Wells, LLP- Audit Fees ......      8,000
                                         --------
     Total Accounts Payable ..........   $571,060
                                         ========

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company's president, Gary Kimmons, has provided loans to the company during 1995 and 1996 totaling $53,547. The loans have been for the purpose of providing working capital to the company for the payment of operation expenses and for the purchase of capital equipment.

The loan is a current liability, anticipated to be repaid within the upcoming fiscal year and carries an interest rate of 9.00%.

NOTE 10 - GOING CONCERN

The Company's continued existence is dependent upon its ability to successfully market its products. The Company has funded the cost of development of the prototype and its operations principally by obtaining additional debt financing and equity capital. The Company has been able to keep its overhead costs relatively low. While pursuing additional debt and equity funding, the Company must continue to operate with limited cash flow. It is the present policy of

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

the Company not to pay cash dividends and to retain future earnings to support the Company's growth.

The Company has experienced recurring losses from continuing operations for the year ended May 31, 1995 (Audited) of $73,474, and for the year ended May 31, 1996 (Audited) of $1,730,233, and $422,666 for the three months ended August 31, 1996 (Unaudited). Since August 15, 1994, date of inception, the Company has accumulated a deficit during the developmental stage of $2,226,372. The Company has had no significant revenues through the balance sheet date, and has continued to provide funds for its operations through obtaining additional debt financing and equity capital. The Company is seeking additional sources of capital, including equity capital, but there can be no assurance that the Company will be successful in accomplishing its objectives. If the Company continues to suffer recurring losses from operations and is unable to obtain financial support, there is substantial doubt about its ability to continue as a going concern.

Management anticipates employing both obtaining additional equity capital and marketing its products to provide for its cost of operations. It is the business plan intent of the Company's management to license its SMART SUPPORT SYSTEM software programs to various private and public organizations on a fee-per-use basis. While contract terms will vary based on expected usage and the complexity of the program that needs to be developed, management's current intent is to charge an average rate of $1.00 per minute per individual, resulting in an average training program of about 25 hours costing approximately $1,500 per employee. Management believes this to be approximately two-thirds less than the current cost of traditional classroom and computer-based training. The Company believes the SMART SUPPORT SYSTEM will permit governmental agencies and corporations to provide more effective, timely and efficient training of employees with respect to applicable work procedures through the use of interactive multimedia computer software. Due to the necessary cost to implement the marketing and operational plans, the Company expects losses to continue through fiscal year ending May 31, 1997.

NOTE 11 - CONVERTIBLE DEBT

The Company borrowed $351,507 from an investor on a demand note basis, secured by assignment of its entire interest in its intellectual property, including that acquired by reason of its contract with AT&T GIS. Subsequent to the May 31, 1995 (Audited) date of the balance sheet, the investor accepted 250,000 shares of the Company's restricted common stock in exchange for the debt. These May 31, 1995 (Audited) statements are presented as though these restricted shares are already issued and outstanding.

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements

                          GK INTELLIGENT SYSTEMS, INC.
                       (A Developmental Stage Enterprise)
                         NOTES TO FINANCIAL STATEMENTS
                     August 31, 1996 (Unaudited) and updated
                         May 31, 1996 and 1995 (Audited)

NOTE 12 - STOCK SUBSCRIBED AND PAID

At the May 31, 1995 (Audited) balance sheet date, the company had 383,920 shares of stock subscribed and paid but not yet issued. These shares are included in the equity section of the balance sheet at May 31, 1995 (Audited). The shares are included in the computation for Earnings (Loss) Per Share included on the Statement of Operations for the year ended May 31, 1995.

                            See Accountants' Report.
    The accompanying notes are an integral part of the financial statements
                                       14